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                              February 16, 2022

       Matt Susz
       Senior Vice President, Chief Financial Officer
       JOANN Inc.
       5555 Darrow Road
       Hudson, Ohio 44236

                                                        Re: JOANN Inc.
                                                            Form 10-K for
Fiscal Year Ended January 30, 2021
                                                            Filed April 1, 2021
                                                            Form 10-Q for
Fiscal Quarter Ended October 30, 2021
                                                            Filed December 3,
2021
                                                            Item 2.02 Form 8-K
Dated December 2, 2021
                                                            Response dated
February 7, 2022
                                                            File No. 001-40204

       Dear Mr. Susz:

               We have reviewed your February 7, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comment are to comment in our
       January 27, 2022 letter.

       Form 10-Q for Fiscal Quarter Ended October 30, 2021

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures
       Adjusted EBITDA, page 16

   1. We note your response to our comment. Please expand your disclosure to describe the nature of the
adjustment for excess import freight costs in detail, and explain how this adjustment is directly
attributable to COVID-19 pandemic and is incremental to your
 Matt Susz
JOANN Inc.
February 16, 2022
Page 2
         normal operations. Please also explain how the adjusting amount was calculated. This comment also applies to the non-GAAP financial measure disclosure in your Item 2.02
         Form 8-K dated December 2, 2021.
       You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.



FirstName LastNameMatt Susz                                Sincerely,
Comapany NameJOANN Inc.
                                                           Division of
Corporation Finance
February 16, 2022 Page 2                                   Office of Trade &
Services
FirstName LastName